EX-99.77E

LEGAL PROCEEDINGS

     In 1997, the Securities and Exchange Commission’s (“SEC’s”) Division of Enforcement instituted public administrative and cease-and-desist proceedings (“Proceedings”) against Permanent Portfolio Family of Funds, Inc.’s (“Fund’s”) then-existing investment adviser, World Money Managers (“WMM”), and two then-serving officers and directors of the Fund, Terry Coxon and Alan Sergy (collectively, “Respondents”). The Fund was not a party to the Proceedings. In an initial decision dated April 1, 1999 (“Initial Decision”), the Administrative Law Judge ruled that the Respondents had committed violations of various provisions of the federal securities laws and imposed various sanctions on the Respondents. The Respondents appealed the Initial Decision to the SEC. In a decision dated August 21, 2003, the SEC dismissed Mr. Sergy from the Proceedings due to his failing health and ordered that WMM and Mr. Coxon, jointly and severally: (i) disgorge $971,778; (ii) pay prejudgment interest on that amount from September 21, 1993, at half the customary rate; and (iii) cease and desist from violating provisions of the federal securities laws. In a decision dated June 29, 2005, the United States Court of Appeals for the Ninth Circuit Court affirmed the SEC’s decision.

     By order dated December 12, 2006, the Court authorized the Clerk of the Court to disburse to the Fund’s Permanent Portfolio $515,123 of the $536,623 that Mr. Coxon had previously paid into the Court’s registry, holding back $21,500 to cover potential administrative expenses and tax liabilities. This amount has since been received. The Permanent Portfolio also received an additional $351,548 of such disgorgement and prejudgment interest during the year ended January 31, 2008. It is uncertain what additional amount of disgorged funds or prejudgment interest might be paid by WMM or Mr. Coxon, when any such payment might be made and what amount, if any, might be received by the Fund.